Exhibit 99.1

IM Cannabis Releases a Message from the CEO about the Israel-Hamas War and announces securing
C$1,390,000 in Short-Term Debt

Toronto, Ontario and Glil Yam, Israel, October 13, 2023/CNW/ -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the “Company” or “IMC”), a leading medical cannabis company with operations in Israel and Germany releases message from Chief Executive Officer about the Israel-Hamas War and announces the Company, through its wholly-owned subsidiaries, IMC Holdings Ltd. (“IMC HoldCo”) and Rosen High Way Ltd. (“Rosen High Way”), has secured C$1,390,000 in short-term debt .

“There are no words to describe the scale of the horrors that are starting to come to light. Israel is a small country, every single one of us is directly impacted, either personally or through our family and loved ones. IMC supports and stands with all the Israelis that are affected by this war. We also fully support the Israeli Defense Forces.” said Oren Shuster, Chief Executive Officer of IMC. “In Israel, Cannabis is defined as a critical infrastructure sector, just like any other pharmaceutical business. I am very proud of how the team is coming together to work through this horrific situation.”

IMC, through IMC HoldCo, entered into a series of short-term loans on October 3rd, 10th and 11th, respectively, for aggregate gross proceeds of NIS 4,082,000 (approximately C$1,390,000) from certain lenders, including a director and officer of the Company.

Four of the loans, totaling aggregate gross proceeds of NIS 3,082,000 (approximately C$1,050,000), bear interest at an annual rate of 18% and mature six months from the date of issuance along with the associated fees and commissions of 4% per annum for application fee and an origination fee of 4% per annum on each loan.

IMC, through Rosen High Way, entered into the final loan, totaling aggregate gross proceeds of NIS 1,000,000 (approximately C$340,000), bears interest at an annual rate of 20%, matures six months from the date of issuance and is secured against certain assets of the Company and its subsidiaries.

The Company plans to use the proceeds from the loans for general working capital purposes.

Out of the aggregate gross proceeds of NIS 4,082,000 (approximately C$1,390,000), Oren Shuster, a director and officer of the Company (the “Participating Insider”) loaned an amount of NIS 500,000 (approximately C$170,000) to IMC HoldCo. The participation of the Participating Insider in the loan constitutes a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”) and would require the Company to receive minority shareholder approval for and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, in completing the loan, the Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, in each case on the basis that the fair market value of the Participating Insider’s loan does not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101. Further details will be included in a material change report to be filed by the Company. The Company did not file a material change report in respect of the loan transaction more than 21 days before entering into the loan as the shorter period was necessary to permit the Company to close the loan in a timeframe consistent with usual market practice for a transaction of this nature.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC’s products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp and its wholly owned subsidiaries, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company has exited operations in Canada and considers these operations discontinued.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to statements relating to the Company focusing on Israel and Germany; the Company amplifying its commercial and brand power to become a global high-quality cannabis player; and the stated terms and proposed uses and benefits of the debt, including the Company’s goals of ensuring access to medicinal cannabis and meeting the needs of current and future patients.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: the Company having the ability to maintain Canadian Securities Exchange and NASDAQ Capital Market’s continued listing requirements; the Company focusing on Israel and Germany; the Company will amplify its commercial and brand power and become a global high-quality cannabis player; and the Company having the ability to adhere to the stated terms and proposed uses and benefits of the debt, including the Company’s goals of ensuring access to medicinal cannabis and meeting the needs of current and future patients.

Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's inability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain its licenses in good standing or renew them; the Company’s inability to focus on Israel and Germany; the effect of the Israel-Hamas War on the Company’s operations; changes to the classification of cannabis in Israel; the inability of the Company to amplify its commercial and brand power to become a global high-quality cannabis player; and the Company’s inability to adhere to the stated terms and proposed uses and benefits of the debt, including the Company’s goals of ensuring access to medicinal cannabis and meeting the needs of current and future patients.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made.

The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contacts:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, Chief Executive Officer
IM Cannabis Corp.
info@imcannabis.com

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